UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162

1012 SJ Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below update for Coincheck, Inc. (“Coincheck”). This information will also be posted at https://coincheck.com. Coincheck Group (“CNCK” and “CNCKW”), is a public limited liability company and the holding company for Coincheck. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services. Coincheck also leverages its ownership of Next Finance Tech Co., Ltd. to offer staking services to retail customers and corporate clients.

Coincheck Group uses its website (https://www.coincheckgroup.com/) to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it, to the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website, Coincheck’s website or related social media channels into this Report on Form 6-K.

Monthly Disclosure

Coincheck, Inc. is reporting the following preliminary monthly disclosure information for the past twelve months. The preliminary numbers in the tables below are based on currently available information. These preliminary estimates have not been audited by any independent registered public accountants, are subject to update and should not be extrapolated for future periods.

	Jul. 2024	Aug. 2024	Sep. 2024	Oct. 2024	Nov. 2024	Dec. 2024
Exchange Trading Volume (Million yen)	371,801	411,847	278,984	324,265	728,270	621,559
Marketplace Trading Volume (Million yen)	22,724	18,992	13,412	18,916	50,404	48,116
Customer Assets (Million yen)	750,366	635,917	669,357	735,675	1,106,754	1,142,223
Number of Verified Accounts	2,077,756	2,090,251	2,100,374	2,110,974	2,152,448	2,197,619

	Jan. 2025	Feb. 2025	Mar. 2025	Apr. 2025	May 2025	Jun. 2025
Exchange Trading Volume (Million yen)	595,094	410,135	454,277	366,050	375,676	310,449
Marketplace Trading Volume (Million yen)	46,700	25,629	19,637	21,672	21,333	18,525
Customer Assets (Million yen)	1,285,614	873,795	859,204	886,884	989,365	1,000,300
Number of Verified Accounts	2,258,295	2,278,320	2,291,103	2,302,376	2,325,978	2,351,223

Notes

●	Exchange Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s exchange platform. Coincheck’s exchange platform facilitates buy and sell transactions directly between two parties (a buyer and a seller) for which, generally, Coincheck charges no fee. Coincheck sometimes is a buyer on the exchange platform to help support transaction activity on the marketplace platform.

●	Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform business. Historically, Coincheck’s total revenue has been derived primarily from transactions on Coincheck’s marketplace platform business. For additional details, please see Coincheck Group N.V.’s filings with the U.S. Securities and Exchange Commission.

●	Customer Assets and Number of Verified Accounts correspond to figures as of the end of each month. Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.

●	Customer Assets are preliminary figures prepared in accordance with Japanese generally accepted accounting principles (JGAAP) and differ from the financial figures of Coincheck Group N.V., prepared in accordance with International Financial Reporting Standards (IFRS), and may be revised in the future.

●	Prior monthly numbers, which are generally preliminary at the time of initial publication, may have been updated by immaterial amounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: July 2, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President

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